Dataram Corporation
                           PO Box 7528
                       Princeton, NJ 08543

                        November 10, 2005


Mr. Stephen Kirkorian
Accounting Branch Chief
Securities and Exchange Commission
Division Of Corporation Finance
450 Fifth Street, N.W.
Washington D.C.  20549-0406

     Reference:  Your letter dated November 7, 2005

Dear Mr. Kirkorian:

We have received your letter dated November 7, 2005 and thank the staff for the review of our most recent 10-K and 10-Q and comments thereon.

The following is the response to the inquiries as listed in the referenced letter. Please advise if additional information is required.

COMMENT

"Form 10-K for the year ended April 30, 2005

Item 9A. Controls and Procedures

1. Your conclusion does not indicate whether disclosure controls and procedures were effective as called for under Rule 13a-1 5(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act ... is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer
.... is accumulated and communicated to the issuer's management
.... as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of this section and that you will conform your disclosures in future filings."

RESPONSE

We confirm that Dataram Corporation's disclosure controls and procedures for the relevant period met all of the requirements under Rule 13a-1 5(e) of the Exchange Act. We further confirm that the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by our report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective. There were no changes in our internal controls over financial reporting during the quarter ended April 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We will conform our disclosures in future filings to the requirements of Rule 13a-1 5(e) of the Exchange Act


COMMENT

"2. We note your statement that there have been no "significant changes" in "these controls" subsequent to your evaluation. It does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K. Please tell us whether there was "any change" during your last fiscal quarter that "materially affected or was reasonably likely to materially affect," your internal controls over financial reporting. Confirm that you will revise future filings accordingly".

RESPONSE

We confirm that there were no changes in our internal controls over financial reporting during the quarter ended April 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We will conform our disclosures in future filings to the requirements of Item 308(c) of Regulation S-K.




COMMENT

"Form 10-Q for the Fiscal quarter Ended July 31, 2005

Item 4. Controls and Procedures

3. We note your statement that your chief executive officer and your chief financial officer "have concluded the controls and procedures currently in place are adequate to insure a fair presentation, in all material respects, of financial position, results of operations and statements of cash flow of the Company." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective as called for under Rule 13a- 15(e) of the Exchange Act. Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of this section and that you will conform your disclosures in future filings."

RESPONSE

We confirm that Dataram Corporation's disclosure controls and procedures for the relevant period met all of the requirements under Rule 13a-1 5(e) of the Exchange Act. We further confirm that the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by our report on Form 10-Q. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective. There were no changes in our internal controls over financial reporting during the quarter ended July 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We will conform our disclosures in future filings to the requirements of Rule 13a-1 5(e) of the Exchange Act

COMMENT

"4. We note your statement that there have been no "material changes" to "such controls". It does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation. S-K. Please tell us whether there was "any change" during your last fiscal quarter that "materially affected or was reasonably likely to materially affect," your internal controls over financial reporting. Confirm that you will revise future filings accordingly."

RESPONSE

We confirm that there were no changes in our internal controls over financial reporting during the quarter ended July 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We will conform our disclosures in future filings to the requirements of Item 308(c) of Regulation S-K.

We acknowledge that:

o Dataram Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o Dataram Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                           Sincerely,

ROBERT V. TARANTINO                      MARK MADDOCKS

Robert V. Tarantino                      Mark Maddocks
Chief Executive Officer                  Chief Financial Officer